

Mail Stop 3561

February 26, 2018

Gary Friedman
Chairman and Chief Executive Officer
RH
15 Koch Road, Suite K
Corte Madera, CA 94925

> **Re: RH**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Filed March 29, 2017**
> **File No. 001-35720**

Dear Mr. Friedman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Jennifer Thompson

                        Jennifer Thompson
                        Accounting Branch Chief
                        Office of Consumer Products